PROMISSORY NOTE

$1,930,000.00 US
September 13, 2005

FOR VALUE RECEIVED, JUPITER GLOBAL HOLDINGS, CORP., a Nevada corporation ("Payor"), promises to pay to the order of MACRO COMMUNICATIONS, INC. at 2160 Satellite Blvd., Suite 150 Duluth GA 30097 ("Holder(s)"), or at such other place as the Holder hereof may designate, the principal sum of One Million Nine Hundred and Thirty Thousand Dollars ($1,930,000.00), with interest on the full unpaid balance (before default) at the rate of 8% per annum.

The principal portion of the Note shall be paid in monthly installments of Fifty Thousand Dollars ($50,000.00 US) beginning with the first payment being due October 1, 2005 and each succeeding payment being due on the first day of the succeeding month up to December 1, 2005; on January 1, 2006 the installment shall be Four Hundred Thousand Dollars ($400,000.00 US) and; commencing on February 1, 2006 the installments shall be paid in monthly payments of One Hundred and Fifteen Thousand Dollars ($115,000.00 US) and each succeeding payment being due on the first day of the succeeding month up to January 1, 2007.

If at anytime before payment in full under the terms of this Note is made, Payor fails to make one or more installment payments on the due dates referenced in the preceding paragraph, the Holder shall have the option to declare this Note to be in default and shall deliver a written notice of default (“Notice of Default”) to the Payor either by facsimile transmission at the Payor’s address set forth in the Agreement and Plan of Acquisition of even date herewith, or by delivery of such notice of default by over-night mail courier. Upon receipt by the Payor of the Notice of Default, the Payor shall then have a right to cure any default under the terms of this Note by bringing all unpaid sums due hereunder current, within 15 calendars after delivery of the Notice of Default.

In the event of default hereunder, the unpaid principal balance shall bear interest at the rate of eight percent (8%) per annum from the date of default until paid. Holders may accelerate the maturity of this Note in the event there is any default under this Note, which default remains uncured after 15 days after the date of delivery of the Notice of Default. On the acceleration of the maturity of this Note, the entire principal balance and accrued interest thereon shall become immediately due and payable.

If any interest to be charged under this Note would exceed the maximum amount allowed by law for an obligation of this kind, the interest to be charged under this Note is automatically reduced by virtue of this paragraph to the maximum amount allowed by law for an obligation of this kind, and the enforceability of this Note is not otherwise affected by such reduction.

Payor shall have the right to prepay, at any time without penalty, all or any portion of principal and/or accrued interest, provided that any partial payments shall be deemed applied first to accrued interest and then to principal.

All amounts advanced by the Holders of this Note to protect the Holders' rights under this Note shall bear interest at the rate of interest then in effect on this Note, including any default rate of interest.

The rights and obligations arising from this Note shall be governed by, and construed according to, the law of Nevada.

Payor hereby consents to the jurisdiction and venue of any court (state or federal) sitting in Las Vegas, Nevada.

If any action is instituted to enforce this Note, the prevailing party shall be awarded all costs of litigation, including attorney fees.

This Note is secured by a Pledge Agreement between the Payor and Holder of even date herewith.

JUPITER GLOBAL HOLDINGS, CORP.,        a Nevada corporation

By: _____________________________
Edwin Kwong, CFO

Macro Communication

By:_______________________________

Warren Jackson ,CEO President